MANHATTAN MINERALS
AR 02
2002 ANNUAL REPORT
RESPECT

MANHATTAN MINERALS CORP.

Aprobado
D.S 15-99-EM.

SEÑOR REGISTRADOR PUBLICO:
Hago a Ud. saber que ante mí
la escritura pública del tenor literal

NÚMERO TRESCIENTOS ONCE.
CONTRATO DE OPCIÓN DE CONSTITUCIÓN D
EL DESARROLLO DE ACTIVIDADES MINERAS
CONFORMAN EL PROYECTO MINERO
QUE OTORGAN LA EMPRESA MINERO PER
MINERALS CORP.
EN PIURA, TREINTA Y UNO DE MAYO DE MI
NUEVE, ANTE MÍ: MIGUEL R. ZÚÑIGA
PROVINCIA, CON R.U.C. Nº 10242622, CO
PROVINCIA, CON R.U.C. Nº 10242622, CO
POR LA EMPRESA MINERO PERÚ S. A., CO
GERENTE GENERAL DON ANGEL ALVAREZ AN
07276927 Y PROCEDE SEGUN PODER IN
02007339 DEL REGISTRO DE PERSONAS
REGISTRAL DE LIMA Y CALLAO; Y ===
MANHATTAN MINERALS CORP., CON MIGUE
EXPRESÓ SER CASADO, SUFRAGANTE C
08243249 Y DON JUAN CARLOS ESCUDERO
SOLTERO, SUFRAGANTE CON LIBRETA ELEC
EXPRESARON SER ABOGADOS Y PROCEDEN

RE•SPECT

1.) TO SHOW REGARD OR CONSIDERATION FOR.

MANHATTAN MINERALS CORP. is listed on the Toronto Stock Exchange under the symbol MAN SEC - Form 20 Registration

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the guidelines set forth in The Private Securities Litigation Reform Act of 1995. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

MANHATTAN MINERALS CORP. IS COMMITTED TO BUILDING LASTING VALUE FOR SHAREHOLDERS THROUGH THE DEVELOPMENT OF ITS PRECIOUS AND BASE METAL ASSETS IN NORTHERN PERU. MANHATTAN MINERALS IS EQUALLY COMMITTED TO ENVIRONMENTALLY SAFE AND SOCIALLY RESPONSIBLE DEVELOPMENT AS A MEMBER OF THE COMMUNITY OF TAMBOGRANDE.

Today I am pleased to confirm that we are entering 2003 with almost all of our corporate and operating transition completed, and our business plan is progressing well. During 2002 we completed the Environmental Impact Assessment for the TG-1 project at Tambogrande in northern Peru, and we completed the final draft feasibility study confirming the robust economics of this project. A Motion passed through Congress recommending to the government that the Executive branch transfer the governments 25% ownership interest in the project to the local communities, and during the year, two different bills were submitted to Congress to legislate this transfer. Within 2 months of our delivery of the EIA in Peru, a civic group in Tambogrande submitted a significant number of petitions of registered voters of the District supporting the expeditious review of the EIA and project development.

The EIA confirms that the project can be built with far more positive benefits than negative impacts to the region. Misinformation that was used by opponents to the project has been remedied with public distribution of the factual data in the EIA, with tangible positive changes in community opinion.

Subsequent to the end of the 2002 year, the company obtained a one year extension on the exercise date of the option agreement on the Tambogrande concessions, and on May 16th, 2003, the company completed a private placement with gross proceeds of CD$4.29 million.

REDUCING RISK

Management has and will continue to diminish risk for the owners hand in hand with our work to provide gains. Risk mitigation is critical to business success. Our approach to risk mitigation, is to engage in this practice at the core business level, and we will continue to do so. Risk mitigation also requires time. Particularly where social issues are paramount in business success, it is imperative that the process of consensus building progress at a rate acceptable to the majority of the stakeholders involved.

The risk mitigation program has included the completion of the final draft feasibility studies by independent contractors to ensure that the TG-1 deposit is viable. Independent contractors have completed the Environmental Impact Assessment to determine if the TG-1 deposit can be built safely for the environment, and for the communities in the region. Community programs have continued to ensure that the population is able to make factually informed decisions about the project.

EXPLORATION

During early 2003 the company obtained entirely new geophysics data over our concessions in Peru which has both confirmed the quality of our existing targets, and generated entirely new high quality targets which appear equal to and better than the geophysics expressions of the known deposits at TG-1, TG-3, and B5. This new data includes areas for which we previously had no geophysics data.

OUTLOOK FOR 2003

During 2003, it is our intent to build the next supporting structure for the company by resuming exploration activities on our land concessions in Peru. Despite an unprecedented rate of discovery on our exploration land concession, during 2002 the company refrained from drilling activities, and concentrated instead on consensus building with the local stakeholders, and on the confirmation of the value of the TG-1 asset through completion of the final draft feasibility and Environmental Impact studies.

In 2003, the company expects to resume exploration centered on the previously drilled B-5 project, and on several other anomalies which were previously identified but which have not been drill tested to date. This work is being facilitated by our acquisition in early 2003 of new geophysics data for our land position in Peru, including areas for which we did not previously have any geophysics data.

During 2003 Manhattan is continuing with the dialogue and citizen participation programs which have brought us closer to the community, and which have generated tangible evidence of significant support for the project. We will progress with the formal EIA review process, which incorporates information workshops, a public comment period, and government reviews. We will investigate and potentially engage in joint venture partnerships and work to arrange financing for mine construction. We expect to see the 25% ownership interest in the project currently held by the Government of Peru, formally transferred to the local region and municipalities, and this will contribute to the comprehensive plan of community consensus and neighborhood resettlement.

COMMUNITY

One of the most striking aspects of the EIA has been in the social and economic information it has provided about our area of operations in Tambogrande. Whilst we provide some of this data in our Annual Report, the most striking reality is that in the District of Tambogrande, 89% of the population goes without one or more basic human need (BHN is defined by the Government of Peru as water, electricity, or sewerage). This compares to an average in Peru of 52%. Every shareholder of Manhattan Minerals Corp. should be aware of the terrific need for investment in the region in which we operate, and feel proud of the contribution we can make in improving the social environment in Tambogrande.

ACKNOWLEDGEMENTS

This year I want to end my letter with a special note of appreciation to all of our shareholders for your sustained support for the management team and employees of the company. We work hard to maintain an open information disclosure policy to the owners, and we will continue to match your support for us, with our commitment to you. As President of the company, I value and am proud of the mutual support and respect that exists between the employees, management, the Board of Directors, and the owners of the company. Many others also deserve recognition for their contribution to the company, including our contractors and consultants, legal council, and vendors.

Manhattan Minerals is a company every shareholder should be proud of; proud of the values and ethics that are maintained through the organization, proud of our assets, and proud of the contributions and opportunities we have and will continue to bring to the regions in which we work.

Sincerely,

Lawrence M. Glaser
Chairman, President & CEO
May 23, 2003

DURING 2003, IT IS OUR INTENT TO BUILD THE NEXT SUPPORTING STRUCTURE FOR THE COMPANY BY RESUMING EXPLORATION ACTIVITIES ON OUR LAND CONCESSIONS IN PERU.

An "Asset Rich" resources company, is one in which the company owns or has established rights to known mineral properties of value, and does not need to acquire additional land to obtain its business goals, and provide acceptable returns to the shareholders long into the future. Manhattan Minerals Corp. is an asset rich company. The company philosophy has been to ensure that the assets are real, that they can be developed, and that their value can be increased. Success depends upon an efficient use of company funds and people to ensure that the value of the assets increases, and in so doing, the value of the company. There is no room for taking shortcuts in a process where shortcuts can lead to loss of asset value.

During 2002 we have cleared any economic and environmental mystery of a dominant asset in our portfolio, the TG-1 project, by completing an Environmental Impact Assessment, a final draft Feasibility Study, and by working to resolve the community concerns linked to this specific project. Because all of our mineral assets are similar to TG-1 in terms of genesis and character, there is a great deal of value cross-over between the TG-1 asset, and our other assets including TG-3, B-5, and the exploration targets.

It is important to emphasize that the assets of the company include not just our physical properties and projects in Peru, but also our relationships and credibility in that country with the government, industry peers, and various stakeholders, and our geological and engineering expertise in these genetically linked suite of volcanogenic massive sulfide deposits and targets.

Manhattan's work to date in the Tambogrande region confirms that we hold the dominant land position covering the core of a field of deposits; that these deposits have characteristics such as geometry, grade, and volumes which make them sought after within the mining industry, and we have only begun to test a suite of targets that have geophysics expressions equal to or better than the known deposits in this field.

The TG-1 deposit alone contains inferred and indicated resources of about 2.0 million ounces of gold, 64 million ounces of silver, 1.94 billion pounds of copper, and 1.35 billion pounds of zinc. Manhattan Minerals Corp. is an Asset Rich Company.

THE TG-1 DEPOSIT ALONE CONTAINS INFERRED AND INDICATED RESOURCES OF ABOUT 2.0 MILLION OUNCES OF GOLD, 64 MILLION OUNCES OF SILVER, 1.94 BILLION POUNDS OF COPPER, AND 1.35 BILLION POUNDS OF ZINC. MANHATTAN MINERALS CORP. IS AN ASSET RICH COMPANY.

The final draft Feasibility Study for the Tambogrande TG-1 deposit was completed in September 2002. The work has been carried out by AMEC E&C Services Limited (AMEC). Klohn Crippen Consultants Ltd. also had input into the study. The study is currently under final review pending any amendments based on results of the Environmental Impact Study review underway in Peru.

The Feasibility Study, along with a Financing Plan (for Project development) are key requirements for the exercise of the Option Agreement with Centromin, an operating company owned by the Government of Peru.

Initial development of the oxide gold/silver deposit will be at a process rate of 7,500 tonnes of ore per day, followed by an expansion to 20,000 tonnes per day as the underlying base metal deposit is brought into production. The study includes an evaluation of mineral resources and reserves; mine development plans, processing options, hydrology, tailings and waste rock disposal, transportation, and resettlement.

Gold and silver recoveries from the oxide deposit, using whole ore leach and Merrill-Crowe recovery, are estimated at 90% and 62% respectively.

The TG-1 copper sulphide deposit includes three distinct ore types. Type 1 ore is comprised of minerals such as chalcocite and covellite, as well as minor chalcopyrite. Type 2 ore comprises chal-copyrite and sphalerite and Type 3 ore is comprised of chalcopyrite. The different mineralization of each ore type requires slightly different applications of conventional flotation techniques. Metallurgical testing indicates that recovery of copper from Type 1 ore is 75%, Type 2 is 70% and Type 3 is 88%, in concentrates ranging in grade from 23 to 27%. Type 2 zinc recovery is 76% at a concentrate grade of 50%.

Mining of the TG-1 deposit will be carried out with conventional open pit shovel-truck methods. The oxide gold/silver deposit will be mined first utilizing a contractor because of the need for flexibility and somewhat smaller equipment than that required later in the mine's life. Production from the gold/silver deposit will continue for approximately 3.5 years. In the final stages of gold and silver mining, the base metal sulphide deposit will be uncovered and production will begin using a second grinding line (10,000 tpd capacity), feeding a copper flotation circuit. When the TG-1 gold/silver deposit is finally exhausted, that grinding line will be converted to sulphide production, and full production from the sulphide deposit, of 20,000 tonnes per day, will occur.

During the gold/silver phase, 260,000 ounces of gold and 3.2 million ounces of silver will be produced annually. On average, over the nine years of production from the sulphide deposit, more than 400,000 tonnes of copper and zinc concentrates will be produced annually. This equates to average annual production of 190 million pounds of copper, and 90 million pounds of zinc. The project, being located in the coastal area of northern Peru, enjoys excellent existing infrastructure including power, transportation and port access. The mine is located at approximately 100 meters elevation, in stark contrast to many new projects located in remote high altitude locations.

ENVIRONMENTAL IMPACT ASSESSMENT

In December 2002 the Company submitted its Environmental Impact Assessment (EIA) for the project. Klohn Crippen Consultants prepared this report, with support from a number of International and Peruvian consultants and contractors.

The study is currently being reviewed formally by the Peruvian Government's Ministry of Energy and Mines (MEM). The review process includes a series of community workshops and public audiences, culminating in a formal response to the study, written by the MEM. The Company is then required to respond in writing to the comments, after which the MEM makes a final decision as to the projects approval.

Manhattan has been collecting environmental and social baseline information continuously since late 1999, and continues to do so in order to maintain an accurate and comprehensive database.

Key environmental issues that have been examined at length in the EIA include protection of surface and groundwater regimes, protection of the adjacent agricultural area, and management of dust and noise from operations. Tailings dam design and measures to control acid generation potential of the waste rock, exceed industry norms.

The potential impacts to the local community and the nearby agricultural area are a major component of the study. As a baseline, the Company, working with national and international consultants has undertaken numerous specific social and economic studies, including workshops and focus groups in the Tambogrande area. This information has contributed to understanding the current conditions and proposing mitigation measures for potential impacts. A framework has been developed for a resettlement plan for the affected people in the town of Tambogrande, along with concepts for assisting the agricultural areas to fully develop their potential.

A key ingredient to the community development plan is to demonstrate the positive socio-economic benefits that will be derived from the project. Manhattan's investment can be used to drive an economic resurgence in the area and in particular the agricultural industry. Together with Government and the Community, Manhattan has the opportunity to provide the spark that will see the San Lorenzo region regain its position as a prime agricultural producer.

"EVERY SHAREHOLDER OF MANHATTAN MINERALS CORP. SHOULD BE AWARE OF THE TERRIFIC NEED FOR INVESTMENT IN THE REGION IN WHICH WE OPERATE, AND FEEL PROUD OF THE CONTRIBUTION WE CAN MAKE IN IMPROVING THE SOCIAL ENVIRONMENT IN TAMBOGRANDE." Lawrence M. Glaser Chairman, President and CEO April, 2002

THE OPPORTUNITY FOR A MAJOR IMPROVEMENT IN THE LIVING STANDARDS, HEALTH AND EDUCATION, EARNING CAPACITY AND SKILLS TRAINING FOR THE PEOPLE OF THIS REGION IS NOT ONLY SELF EVIDENT, IT IS ALSO A NECESSITY.

Codes of conduct and policy initiatives that companies devise and communicate only have value and credibility if all the people who work for a company can represent both the concerns and issues of the communities in which they work, and maintain as a core principal, that their activities will improve those communities.

Community responsibility is quite different from community relations. Community responsibility is about respect for people, respect for property, and the presentation of factual information that permits all members of a community to make informed decisions about the future of their community. Responsibility is about ensuring that citizens are able to understand the information they are given, and that they are able to determine for themselves whether or not impacts from new projects are outweighed by the benefits, and to determine if those community improvements are sustainable, or temporary.

Responsibility is about listening and making adjustments to ensure that the gains do outweigh the impacts, and it is about obtaining a community wide consensus about what is the best course of action for that community.

Responsibility is about understanding that people need time to assimilate information, obtain additional information that they may require, test the validity of the information they are provided, and to make a decision. Any attempts to take shortcuts in this process is irresponsible, and communities have a right to let companies know when they have been irresponsible.

There is a right way to demonstrate community responsibility. It means respect for all those you encounter all the time, not just most of the time. It means respect for peoples concerns, even if you disagree with their reasoning.

COMMUNITY NEEDS

Because of the social issues linked to new mine construction, Manhattan has incorporated a great deal of socio-economic issues in the EIA for the Tambogrande project. Much more so than for most other mining projects in the world. The social base line data has been troubling to many of us because of the economic deterioration in the District of Tambogrande, which has led to Tambogrande living standards falling behind the rest of Peru on most social and economic standards. This is despite what was once a thriving agricultural sector, and which we think can be again provided there is sufficient capital injection and technical assistance.

In the District of Tambogrande, 82% of the population is without drinking water versus 35% for the country. 90% have no sewerage versus 54%, and 88% has no electricity versus 38% countrywide. 55% of those who are employed earn less than the minimum wage of 410 soles (US$120) per month.

There are 1,050 toilets for 68,000 inhabitants. 44.2% of the inhabitants live below the Peruvian poverty line of family income below 410 soles per month, with poverty greatest in the rural and agricultural areas. 67.5% of the population had a death or sickness requiring health services in 1999. In the District of Tambogrande, infant mortality is 7.7 per 1000. There are 1.4 doctors per 10,000 inhabitants.

The situation in the area of the San Lorenzo Agricultural area is even worse, where 50% of the children between the age of 13 and 17 do not attend school, 18% between the ages of 6 and 12 do not attend school, 26% of this population is illiterate, 92% lack water, electricity, or sewerage, and 60% lack all three basic human needs. Although the San Lorenzo irrigation system was built to irrigate 42,188 Hectares of land, only 26,000 Hectares are under cultivation, due to degradation of the irrigation system, silting of the reservoir, and soil quality degradation.

COMMUNITY BENEFITS

The EIA and final draft feasibility study for the Tambogrande mine project, confirm the following economic benefits and opportunities. During mine construction there will be 1250 direct new jobs plus up to 5000 indirect jobs. During the 12 year operating life of the mine, the mine will employ 350 people full time, plus an additional 1000 jobs by outsourcing, plus 1,400 jobs indirectly. About 75% of the direct and indirect jobs will be filled by local residents.

The Payroll and Income Taxes paid during the life of the operation are forecast at US$110 million, with $40 million payable from production royalties. Using only the existing tax repatriation laws in Peru, where 50% of the earnings tax paid by the operation is returned to the local region, the communities near the mine are forecast to receive US$51 million during the life of the operation. Prior to mine production, and during the construction phase, the District of Tambogrande will receive in excess of US$39 million linked to the construction of a new neighborhood, the provision of services throughout the community of water, electricity, sewerage, with construction of new town facilities including a hospital, church, police and fire stations, library, schools, park areas, to name but a few. These benefits do not include the economic and standards of living benefit that would be enjoyed by the region on the possible transfer of the governments existing 25% ownership interest to the local region and municipalities, nor does it include the benefits that would be created from the direct capital investment, goods, and services that would be required, or the technical facilities that would be available to the agricultural sector for shared usage assets, such as expansion of the port facility in Paita. The opportunity for a major improvement in the living standards, health and education, earning capacity and skills training for the people of this region is not only self evident, it is also a necessity.

A dominant asset of Manhattan Minerals Corp. is our rate of discovery of new deposits on our land concessions in Northern Peru. This includes the Tambogrande concessions in which we have an option to earn a 75% interest from the Government of Peru, the Lancones concessions in which we own a 100% interest, and the Papayo concessions where we are earning a 51% interest from Cedimin (Buenaventura Gold Co.). Our ability to increase the value of the asset base of the company through exploration and development drilling of existing targets on our existing land holding, is remarkable. To date, we have drilled 9 geophysics anomalies and discovered three massive sulfide deposits; TG-1 gold which overlies TG-1 copper, TG-3, and B-5. Two of these deposits contain over 100 million tons of massive sulfides and one contains 900,000 ounces of gold as indicated and inferred resources plus 17 million ounces of silver. All three of these deposits are located within a 10 kilometer area, within our over 51,500 Hectares of exploration land. Of the 6 anomalies which did not discover significant massive sulfides, three contained associated sulfides, and down-hole geochemistry and geological data indicates that 2 anomalies were probably not drilled deep enough.

Unlike companies who have a diversified exploration portfolio with targets often located in different countries and in very different geological settings, one of the strengths of Manhattans exploration assets is that we have a dominating wealth of geological, geophysical, and geochemical knowledge available to us which has permitted us to create and test models for geophysical interpretation based upon detailed drilling on the TG-1 and TG-3 deposits. This can be used in defining, prioritizing, and drilling the many additional anomalies which have not yet been tested.

The refinement of our exploration program has continued through 2001 and 2002 despite the lack of drilling due to low metals prices during this period. In 1Q 2003 we obtained additional geophysics data on our land position, including for land over which we previously had no geophysics data. This has been a significant addition to the program and has led to reinterpreting and re-prioritizing previously known targets for drilling, along with the discovery of new targets with geophysical characteristics analogous to the TG-1, TG-3, and B-5 deposits.

The resumption of a drilling program on our property in Peru during 2003 is a core element of our business plan. We are committed to resuming a drilling program in 2003. The company is also seeking to diminish any risk of shareholder dilution by obtaining exploration joint venture partners to fund additional exploration work.

THE B - 5 PROJECT

The primary exploration target for the company is the B-5 project in which we have already drilled 14 holes, with extremely positive results, particularly given that this was the very first drilling program on this project. This includes hole B-5 008 which intercepted 53 meters of material averaging 4.6% copper and 17 g/t silver, and hole B-5 014 which intercepted 86 meters of material averaging 2.7% copper and 19 g/t silver.

B - 5	DRILL HOLE INTERCEPTS
	Interval
Hole No.	Width	Copper	Zinc	Gold g/t	Silver g/t

B5-002	23.00	2.03%	3.48%	1.00	56.20
B5-003	5.05	0.64%	0.52%	0.65	17.90
B5-005	12.45	1.09%	1.43%	0.69	38.30
	10.80	1.09%	3.12%	0.85	52.20
	19.00	1.63%	5.35%	1.00	76.00
	15.00	1.01%	1.85%	1.78	81.40
	6.00	1.20%	2.91%	0.87	64.60
B5-007	10.60	0.99%	2.84%	0.71	41.90
B5-008	5.03	0.16%	0.08%	6.05	107.00
	52.80	4.59%	0.04%	0.20	17.70
B-5-012	5.90	0.10%	0.10%	3.10	7.00
	3.00	4.20%	1.80%	1.60	54.00
	3.00	2.90%	2.60%	1.50	64.00
B5-013	2.00	0.20%	10.00%	4.50	97.00
	15.40	1.20%	2.60%	0.90	40.00
B5-014	6.00	0.30%	0.10%	1.50	127.00
	86.00	2.70%	0.30%	0.00	19.00
	20.00	4.10%	0.30%	0.00	31.00
	7.40	3.30%	0.10%	0.00	15.00
	23.00	3.90%	0.20%	0.00	18.00

Despite the very favorable initial drill hole results, the assay data in the above table does not tell the whole story of B-5. The drill data for the barren core of sulfides at B-5 suggests that this deposit is analogous to TG-1 and TG-3, not just in terms of genesis, but also in terms of size.

Using the geophysical modeling already referred to, the Company has prioritized the B-3, B-7 and B-7 North, STG-2, and B-4 targets as comparable to already known discoveries in our district. All of these targets, including B-5, are located South of the Piura River, in sparsley populated and non-irrigated areas.

WE HAVE A DOMINATING WEALTH OF GEOLOGICAL, GEOPHYSICAL, AND GEOCHEMICAL KNOWLEDGE AVAILABLE TO US WHICH HAS PERMITTED US TO CREATE AND TEST MODELS FOR GEOPHYSICAL INTERPRETATION BASED UPON DETAILED DRILLING ON THE TG-1 AND TG-3 DEPOSITS.

RESERVES AND RESOURCES

The reserves and resources are calculated in accordance with National Instrument 43-101 - Standards of Disclosure For Mineral Projects. Mineral Reserves presented here are as at December 31,2000, based on pre-Feasibility Studies. Mineral Resources for TG-1 have been reviewed and updated (March 2002) as part of the ongoing Feasibility Study. Revised Mineral Reserves will be available following the completion of the Feasibility Study. All calculations are based on the following metal prices:

Copper US$ 0.90 per pound
Zinc US$ 0.55 per pound
Gold US$ 300 per ounce
Silver US$ 5.00 per ounce

The Mineral Resource model for TG-1 has been independently reviewed and estimated by Roscoe Postle Associates Inc. The Qualified Person is Gilles Arseneau, Ph.D., P.Geo. Mineral Reserves have been independently developed for Manhattan by AMEC E&C Services Ltd. (AMEC). The Qualified Person for AMEC is Stephen Juras, Ph.D., P.Geo.

T G - 1	GOLD DEPOSIT

Mineral Resources	Tonnes	Grade (g/t)

		Gold	Silver
Indicated	7,964,000	3.6	62
Inferred	725,000	3.4	62

Mineral Reserves	Tonnes	Grade (g/t)

		Gold	Silver
Probable	8,056,000	3.5	67

The resource is calculated based on a cut-off grade of 1.0 g/t gold. High values have been cut to 20 g/t Au and 150 g/t Ag in the lower grade Oxide zone and 50 g/t Au and 2000 g/t Ag in the higher-grade Transition zone.

The reserves are calculated on a Net Smelter Return (NSR) cut-off of US$8.53, which covers processing and G&A costs. The reserves incorporate 95,000 tonnes of external dilution taken at zero grade. The open pit design shows that the deposit can be mined at a strip ratio of 2.3:1 (waste:ore).

CONVERSION TABLE

IMPERIAL MEASURE	= METRIC UNIT	METRIC MEASURE	= IMPERIAL UNIT

2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 meters	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
1.102 (short ton)	1 tonne	0.907 tonnes	1 ton
0.032 ounces (troy)	1 gram	31.1 gram	1 ounce (troy)
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton
T G - 1	SULPHIDE DEPOSIT

Mineral Resources		Tonnes	Grade

			Copper	Zinc	Gold	Silver
			%	%	g/t	g/t

Type 1	Indicated	15,369,000	2.2	0.1	0.6	25
	Inferred	846,000	2.1	0.1	0.6	20

Type 2	Indicated	25,458,000	0.9	2.2	0.7	33
	Inferred	1,078,000	1.0	2.4	0.5	27

Type 3	Indicated	12,784,000	2.1	0.1	0.4	16
	Inferred	787,000	1.9	0.1	0.3	13

Stockwork Indicated		2,545,000	1.3	0.1	0.1	5
	Inferred	584,000	1.3	0.1	0.1	5

Total	Indicated	56,156,000	1.6	1.0	0.5	26
	Inferred	3,295,000	1.5	0.8	0.4	18

Mineral Reserves:		Tonnes	Grade

			Copper	Zinc	Gold	Silver
			%	%	g/t	g/t
Type 1	Probable	15,100,000	2.1	0.1	0.6	26

Type 2	Probable	21,600,000	1.1	2.1	0.7	34

Type 3	Probable	11,100,000	1.8	0.1	0.3	13

StockworkProbable		1,400,000	1.3

Total	Probable	49,200,000	1.6	1.0	0.6	26

The resource is calculated using a cut-off grade of 0.75% Cu equivalent.
The reserves are calculated on variable NSR cut-offs (Type 1 = US$4.75, Type 2 = US$5.97, Type 3 and Stockwork = US$4.60) that covers processing, and G&A costs. The reserves incorporate 200,000 tonnes of external dilution and 400,000 tonnes of internal dike dilution, both taken at 0 grade. The open pit design shows that the deposit can be mined at a strip ratio of 1.2:1 (waste:ore).

T G - 3	SULPHIDE DEPOSIT

Mineral Resources	Tonnes	Grade

(Inferred)		Copper	Zinc	Gold	Silver
		%	%	g/t	g/t
North Deposit	25,000,000	0.9	2.2	0.7	29

South Deposit	57,000,000	1.0	1.0	0.8	23

Total	82,000,000	1.0	1.4	0.8	25

The resource is calculated using a cut-off grade of 0.5% copper equivalent.

BUILDING SUSTAINABLE RELATIONSHIPS
THROUGH RESPONSIBLE STEWARDSHIP.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Lawrence M. Glaser
Chairman, President and CEO

Peter F. Tegart
Director

Craig A. Roberts
Director

John A. Clarke
Director

CORPORATE COMMUNICATIONS

Cheryl Harpestad
Administrative Manager
E-Mail info@manhattan-min.com
Website www.manhattan-min.com
Tel 1 800 810 7111

LEGAL COUNSEL

Blake, Cassels and Graydon LLP
Vancouver, British Columbia

Estudio Grau, Abogados
Lima, Peru

TRANSFER AGENT

Computershare Trust Company
of Canada,
Vancouver, British Columbia

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, British Columbia

STOCK INFORMATION

Listed: Toronto Stock Exchange
Symbol: MAN
SEC – Form 20 Registration

CORPORATE HEAD OFFICE

Manhattan Minerals Corp.
Suite 350 – 885 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 1N5
Tel 604 669 3397
Fax 604 669 3357
Toll Free Canada and
USA 1-800-810-7111

SUBSIDIARY OFFICES

Compañia Minera Manhattan S.A
Manhattan Sechura Cia. Minera S.A
Panamericana, Norte 758
Piura, Peru
Tel 011 5173 30 56 39
Fax 011 5173 30 62 44

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RESPECT

MANHATTAN MINERALS CORP.

E-MAIL: info@manhattan-min.com OR VISIT
OUR WEBSITE AT: www.manhattan-min.com

CONTACT US AT INVESTOR RELATIONS
Toll Free USA and Canada: 1 800 810 7111